UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    under the Securities Exchange Act of 1934


                             PARK CITY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  31659S 10 7
                      ------------------------------------
                                 (CUSIP Number)

                                General Partner
                         Andersen, Weinroth & Co. L.P.
                    1330 Avenue of the Americas, 36th Floor
                           New York, Ndew York 10019
                            Telephone: 212-842-1600

                                with a copies to:

                             Edward W. Kerson, Esq.
                            Rabinowitz & Kerson LLP
                           161 Avenue of the Americas
                         New York, New York 10013-1205
                            Telephone (212) 768-1666
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 16, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 8 Pages)

CUSIP No. 31659S 10 7                                          Page 2 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON

AW Fields Acquisition, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS

                         Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    40,250,002
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    40,250,002
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,250,002
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 31659S 10 7                                          Page 3 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON

G. Chris Andersen
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS

                         Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    40,250,002
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    40,250,002
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,250,002
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

CUSIP No. 31659S 10 7                                          Page 4 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON

Stephen D. Weinroth
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS

                         Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    40,281,252
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    40,281,252
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,281,252
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

CUSIP No. 31659S 10 7                                          Page 5 of 8 Pages

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, $.01 par value ("Common Stock"), of Park City Group, Inc. (formerly Fields Technologies, Inc.) (the "Company"). The address of the principal executive office of the Company is 333 Main Street, Park City, Utah 84060.

         This amendment is being filed to amend the Schedule 13D filed with regard to the Common Stock beneficially owned by AW Fields Acquisition, LLC ("AW Fields"), Stephen D. Weinroth, and G. Chris Andersen filed July 30, 2002. The
Schedule 13D is unchanged, except as otherwise set forth in this amendment.

Item 5.  Interest in Securities of the Issuer

         On July 9, 2002, the Company granted Stephen D. Weinroth an option to purchase up to an aggregate of 125,000 shares of Common Stock for $0.08 a share. The option is exercisable as to 31,250 shares on September 30, 2002, and as to an additional 31,250 shares on each of December 31, 2002, March 31, 2003, and June 30, 2003, if Mr. Weinroth is then serving as a director of the Company. Accordingly, Mr. Weinroth currently beneficially owns 31,250 shares issuable upon exercise of the option. If Mr. Weinroth ceases to serve as a director before June 30, 2003, any portion of the option not then exercisable shall terminate. The option will terminate and cease to be exercisable on July 9, 2007, unless earlier terminated in accordance with its terms.

         Pursuant to Section 5.4 of the Securities Purchase Agreement dated March 27, 2002 between AW Fields and the Company (the "SPA"), on August 16, 2002, the Company issued to AW Fields 8,458,334 shares of Common Stock, increasing the number of shares of Common Stock beneficially owned by AW Fields (excluding shares issuable upon exercise of the Warrant referred to below) from 11,666,667 to 20,125,001, and, pursuant to Sections 2 and 9 of the Warrant to Purchase Common Stock (the "Warrant") issued by the Company AW Fields on June 11, 2002 pursuant to the SPA, the exercise price at which the Warrant may be exercised was reduced from $0.1725 to $0.10, and the number of shares issuable upon exercise of the Warrant increased from 11,666,667 to 20,125,001.

         The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

         Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

         99.1 Joint Filing Agreement, dated September 10, 2002 among the Reporting Persons.

CUSIP No. 31659S 10 7                                          Page 6 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: September 10, 2002


                            AW FIELDS ACQUISITION, LLC

                                 By: AWEE II, LLC, its Class 1 Member


                                 By: ANDERSEN, WEINROTH & CO., L.P.,
                                     Its Class 1 Member

                                     By: A.W. & CO. GP INC., its General Partner


                                         By: /s/ Stephen D. Weinroth
                                             ----------------------------
                                             Name: Stephen D. Weinroth
                                             Title: President

                            /s/ G. Chris Andersen
                            ----------------------------
                                G. Chris Andersen

                            /s/ Stephen D. Weinroth
                            ----------------------------
                                Stephen D. Weinroth

CUSIP No. 31659S 10 7                                          Page 7 of 8 Pages

                                 Exhibit Index

99.1      Joint Filing Agreement, dated September 10, 2002 among the
          Reporting Persons.

CUSIP No. 31659S 10 7                                          Page 8 of 8 Pages


                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

         This will confirm the agreement among the undersigned that the Schedule 13d filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $.01 par value, of Park City Group, Inc. (formerly Fields Technologies, Inc.) is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Dated September 10, 2002


                            AW FIELDS ACQUISITION, LLC

                                 By: AWEE II, LLC, its Class 1 Member


                                 By: ANDERSEN, WEINROTH & CO., L.P.,
                                     Its Class 1 Member

                                     By: A.W. & CO. GP INC., its General Partner


                                         By: /s/ Stephen D. Weinroth
                                             -----------------------------------
                                             Name: Stephen D. Weinroth
                                             Title: President


                            /s/ G. Chris Andersen
                            ----------------------------
                                G. Chris Andersen


                            /s/ Stephen D. Weinroth
                            ----------------------------
                                Stephen D. Weinroth